Thank you for considering the Paradigm Value Fund (PVFAX), a five-star small-cap-value mutual fund.

As a prospective investor, I thought you might be interested in seeing a brief interview with the co-portfolio manager, Jonathan Vyorst, who was featured on CNBC this week as a “Five-Star Investor.”

Click here to see the interview: http://www.cnbc.com/id/15840232?video=771319132&play=1

Lower Management Fees

Effective May 1, 2008, management fees on the Paradigm Value Fund (PVFAX) were reduced to 1.75% on assets above $100 million. This results in a lower fee for all clients, averaging down as assets increase. The short-term impact may be minor, but we want to demonstrate our commitment to competitive expenses going forward.

The change is timely because we believe that recessions mark excellent entry points for small-cap investors with a long time horizon.

Other Fund Options from Paradigm

Jonathan Vyorst also co-manages the Paradigm Select Fund (PFSLX), a four-star mid-cap value fund, and is the sole manager of the Paradigm Intrinsic Value Fund (PVIVX), a new all-cap value fund as of 1/1/2008.  As a separately managed account, Paradigm’s All-Cap Value strategy has a record of outperformance over the last nine years.

Please let me know if you are interested in more detail about any of these funds, or if you would prefer not to receive e-mail updates in the future.

I would also be happy to answer any questions as you decide which funds are best suited to your investment goals.

Cordially,

Gordon

Gordon Sacks

Director of Marketing

Paradigm Capital Management

9 Elk Street

Albany, NY 12207

(518) 431-3261 direct

gsacks@paradigmcapital.com

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The prospectus contains this and other information about the Paradigm Funds. You may obtain a prospectus at www.paradigm-funds.com or by calling the transfer agent at 1-800-239-0732. The prospectus should be read carefully before investing.

For funds with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund’s monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3-, 5-, and 10-year (if applicable) Morningstar Rating Metrics as of the date stated. As of 5/31/08 the number of funds in the Small Value category tracked by Morningstar was 327 for the 3 year period and Overall Ranking, and 263 for the 5 year period.  As of 5/31/08 Paradigm Value Fund did not have 10 year rating.  As of 5/31/08 the number of funds in the Mid-Cap Blend category tracked by Morningstar was 402 for the 3 year period and Overall Ranking. As of 5/31/08 Paradigm Select Fund did not have 5 or 10 year rating.